Exhibit 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports
Second Quarter 2012 Financial Results

YAHUD, ISRAEL, August 30, 2012 -- Magal S3 Ltd. (NASDAQ GMS: MAGS) today announced its financial results for the three and six month period ended June 30, 2012. Management will hold an investors’ conference call later today, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time, to discuss the results.

SECOND QUARTER 2012 RESULTS SUMMARY

Revenues for the second quarter of 2012 increased 4.9% to $16.4 million. This is compared with $15.7 million in revenues for the second quarter of 2011. Revenues also increased 5.6% compared to revenues of $15.6 million in the prior quarter.

Gross profit in the second quarter was $7.2 million, or 44.1% of revenues, an increase of 13.2% compared to gross profit of $6.4 million, or 40.8% of revenues, in the second quarter of 2011. Gross profit increased 12.2% compared to gross profit of $6.5 million, or 41.5% of revenues in the prior quarter.

Operating profit in the second quarter increased to $474 thousand, or 2.9% of revenues, compared to an operating profit of $399 thousand in the second quarter of 2011 and an operating profit of $135 thousand in the prior quarter.

Financial income, net in the second quarter amounted to $662 thousand compared to financial expenses, net of $243 thousand in the second quarter of 2011 and financial expenses, net of $220 thousand in the prior quarter.

Tax expenses in the second quarter were $198 thousand, compared with tax expenses of $54 thousand in the second quarter of 2011 and an income tax of $131 thousand in the prior quarter.

Net income in the second quarter was $938 thousand, or $0.06 per share, compared with net income of $102 thousand, or $0.01 per share, in the first quarter of 2011 and net income of 46 thousand, or $0.00 per share in the prior quarter.

Cash and short term deposits, net of current bank debt, as of June 30, 2012, were $37.6 million, or $2.34 per share, compared with cash and short term deposits, net of current bank debt, of $32.5 million, or $2.06 per share, on December 31, 2011.

FIRST SIX MONTHS 2012 RESULTS SUMMARY

Revenues in the first six months of 2012 were $32 million, an increase of 17.6% compared with $27.2 million as reported in the first six months of 2011. Net profit in the six month period amounted to $1.0 million compared with a net loss of $1.5 million in the same period last year. Net income per basic and fully diluted share in the 2012 six month period amounted to $0.06, compared with a net loss per basic share of $0.14 in the same period last year.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said, “We are building on our solid start to 2012, showing additional year-over-year improvements in revenue and profitability as well as improvements over the prior quarter. We achieved this due to our strength in the emerging regions of Asia and Africa, despite weak economies in North America and Western Europe, where a number of projects to which we are supplying products have been delayed. Overall we are very pleased with our second quarter results. ”

Continued Mr. Livneh, “We are also pleased with our progress on a strategic basis. We recently launched a long-range fiber product complementing and further broadening our market leading PIDS portfolio. During the quarter, we also entered into an exclusive teaming agreement in Russia with a local security company, a key step in our plan to enter this growing market as an integrator for PIDS and turnkey projects. We continue to look for other adjacent and synergistic markets in which we can enter and bring significant value. Our strong cash levels provide us with significant flexibility and an ability to capitalize on opportunities as they may arise.”

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, August 30, 2012, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 407 2553; Israel: 03 918 0610; UK: 0 800 917 9141; Intl.: +972 3 918 0610

Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal’s website at: www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations. Magal S3 offers the broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS) as well as Fortis4G - a new generation of cutting edge Physical Security Information Management system (PSIM) with comprehensive CCTV solutions and leading Intelligent Video Analytics (IVA).

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:
Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@ccgisrael.com

** Financial Tables to Follow **

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(All numbers except EPS expressed in thousands of US$)

	Six Months Ended June 30,			Three Months Ended June 30,
	2012	2011	% change	2012	2011	% change
Revenue	$31,980	$27,200	17.6	$16,427	$15,660	4.9
Cost of revenue	18,288	16,197	12.9	9,188	9,265	(0.8)

Gross profit	13,692	11,003	24.4	7,239	6,395	13.2
Operating expenses:
Research and development, net	2,070	1,918	7.9	1,038	901	15.2
Selling and marketing	7,994	6,737	18.7	4,211	3,510	20.0
General and administrative	3,019	3,178	(5.0)	1,516	1,585	(4.4)
Total operating expenses	13,083	11,833	10.6	6,765	5,996	12.8

Operating income (loss)	609	(830)		474	399
Financial expense (income), net	(442)	398		(662)	243

Income (loss) before income taxes	1,051	(1,228)		1,136	156

Income tax expense (benefit)	67	254		198	54

Net income (loss)	984	(1,482)		938	102

Basic net earnings (loss) per share	$0.06	$(0.14)		$0.06	$0.01

Diluted net earnings (loss) per share	$0.06	$(0.14)		$0.06	$0.01

Weighted average number of shares used in computing basic net earnings per share	15,934,322	10,408,215		16,045,939	10,419,881

Weighted average number of shares used in computing basic net earnings per share	15,994,292	10,408,215		16,112,245	10,419,881

	Six Months ended June 30,		Three Months ended June 30,
	2012%	2011%	2012%	2011%

Gross margin	42.8	40.5	44.1	40.8
Research and development, net as a % of revenues	6.5	7.1	6.3	5.8
Selling and marketing as a % of revenues	25.0	24.8	25.6	22.4
General and administrative as a % of revenues	9.4	11.7	9.2	10.1
Operating margin	1.9	(3.1)	2.9	2.5
Net margin	3.1	(5.4)	5.7	0.7

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	June 30,	December 31,
	2012	2011
CURRENT ASSETS:
Cash and cash equivalents	$35,402	$32,622
Short-term bank deposit	5,028	3,005
Restricted deposit	2,294	2,299
Trade receivables, net	8,341	13,230
Unbilled accounts receivable	5,467	4,855
Other accounts receivable and prepaid expenses	4,075	5,438
Deferred income taxes	513	508
Inventories	10,999	9,664
Total current assets	72,119	71,621

LONG TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	1,196	1,423
Long-term deposits and restricted bank deposits	45	2,202
Severance pay fund	2,008	2,121
Total long-term investments and receivables	3,249	5,746

PROPERTY AND EQUIPMENT, NET	6,475	6,460

OTHER INTANGIABLE ASSETS, NET	175	190

GOODWILL	1,973	1,970

TOTAL ASSETS	$83,991	$85,987

CURRENT LIABILITIES:
Short-term bank credit	$5,098	$5,357
Current maturities of long-term bank debt	33	33
Trade payables	5,336	6,724
Customer advances	7,094	5,877
Other accounts payable and accrued expenses	10,928	13,137
Total current liabilities	28,489	31,128

LONG-TERM LIABILITIES:
Long-term bank debt	44	38
Deferred income taxes	199	205
Accrued severance pay	3,009	3,605
Total long-term liabilities	3,252	3,848

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 1 par value - Authorized: 39,748,000 shares at
June 30, 2012 and December 31, 2011;
Issued and outstanding: 16,053,490 shares at June 30, 2012
and 15,819,822 shares at December 31, 2011	4,877	4,813
Additional paid-in capital	65,940	64,920
Accumulated other comprehensive income	4,661	4,486
Foreign currency translation adjustments (Company's stand alone
financial statements)	(401)	603
Accumulated deficit	(22,827)	(23,811)
TOTAL SHAREHOLDERS' EQUITY	52,250	51,011
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$83,991	$85,987